UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Hovnanian Enterprises, Inc.
(Name of Issuer)
Class B Common Stock, $.01 par value per share
(Title of Class of Securities)
442487302
(CUSIP Number)
Laura M. Twomey
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 14, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	442487302

1	NAME OF REPORTING PERSON Executors of the Estate of Kevork S. Hovnanian, Deceased

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		7,138,646

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,138,646

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,138,646

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49.0%

14	TYPE OF REPORTING PERSON

	OO

Statement on Schedule 13D
Item 1. Security and Issuer
     This statement on Schedule 13D relates to the Class B Common Stock, $.01 par value per share (the “Class B Common Stock”), of Hovnanian Enterprises, Inc., a Delaware corporation (the “Issuer”). The Class B Common Stock is non-cumulative and is convertible at any time on a share for share basis to the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), of the Issuer, non-cumulative. The principal executive offices of the Issuer are located at 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.
     The Issuer is a holding company, the consolidated subsidiaries of which primarily design, construct, market and sell single-family detached homes, attached townhomes and condominiums, mid-rise and high-rise condominiums, urban infill and active adult homes in planned residential developments.
Item 2. Identity and Background
     (a)-(c), (f). This Statement is being filed on behalf of Sirwart Hovnanian, Ara K. Hovnanian, Sossie K. Najarian, Esto K. Barry, Lucy K. Kalian and Nadia K. Rodriguez, Executors of the Estate of Kevork S. Hovnanian, Deceased (the “Executors”). Each of the Executors is a citizen of the United States. The business address of each of the Executors is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. The principal occupation of Ara K. Hovnanian is President, Chief Executive Officer and Director of the Issuer. The principal occupation of each of the other Executors is homemaker.
     (d), (e). During the past five years, none of the Executors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable.
Item 4. Purpose of Transaction
     The Executors acquired the shares of Class B Common Stock referred to in Item 5 pursuant to the terms of the Will of Kevork S. Hovnanian, deceased (the “Will”).
     Ara K. Hovnanian is the President, Chief Executive Officer and Director of the Issuer and is special purpose Executor with respect to investments in securities of the Issuer. In their capacity as significant stockholders of the Issuer, the Executors intend to take an active role in working with management of the Issuer on operational, financial and strategic initiatives. Additionally, in their capacity as stockholders, the Executors intend to review on an ongoing basis their investment in the Issuer. Depending on the factors discussed below, the Executors (subject to applicable law) may acquire additional shares of Class B Common Stock; may sell shares of Class B Common Stock in a public offering, pursuant to a registration statement, pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions, or in sales otherwise registered or exempt from registration under the Securities Act; may distribute shares of Class B Common Stock to legatees or pursuant to bequests; or may engage in any combination of the foregoing. Further, subject to applicable law, the Executors may enter into derivative transactions or alternative structures with respect to the shares of Class B Common Stock. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Executors may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the shares of Class A Common Stock and/or Class B Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Executors, the requirements under the Will, fiduciary obligations of the Executors, potential tax considerations and other factors.
     While the Executors have no specific plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Executors may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interests in Securities of the Issuer
     (a) The Executors beneficially own 7,138,646 shares of Class B Common Stock in their capacity as executors. The shares beneficially owned represent approximately 49.0% of the shares of Class B Common Stock, based upon 14,574,819 shares of Class B Common Stock outstanding as of September 1, 2009.
     (b) The Executors, acting together, have sole power to vote or to direct the vote and to dispose or direct the disposition of the 7,138,646 shares of Class B Common Stock beneficially owned by them in such capacity. Ara K. Hovnanian, as special purpose Executor with respect to investments in securities of the Issuer, also has sole power to vote or to direct the vote and to dispose or direct the disposition of the 7,138,646 shares of Class B Common Stock beneficially owned by the Executors, and he is amending his separate Statement on Schedule 13D to reflect such beneficial ownership.
     (c) During the past 60 days, except as described in Item 4, the Executors have not effected any transaction in shares of Class B Common Stock.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to Be Filed as Exhibits
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 26, 2009

/s/ Sirwart Hovnanian
Sirwart Hovnanian, Executrix of the Estate of Kevork S. Hovnanian, Deceased

/s/ Ara K. Hovnanian
Ara K. Hovnanian, Executor of the Estate of Kevork S. Hovnanian, Deceased

/s/ Sossie K. Najarian
Sossie K. Najarian, Executrix of the Estate of Kevork S. Hovnanian, Deceased

/s/ Esto K. Barry
Esto K. Barry, Executrix of the Estate of Kevork S. Hovnanian, Deceased

/s/ Lucy K. Kalian
Lucy K. Kalian, Executrix of the Estate of Kevork S. Hovnanian, Deceased

/s/ Nadia K. Rodriguez
Nadia K. Rodriguez, Executrix of the Estate of Kevork S. Hovnanian, Deceased